EDAC Technologies Corporation

Annual Report

2001

AR/S

P.E.
12-31-01

To Our Shareholders

Enough has been spoken and written about the terrible events of 2001, and the accompanying economic downturn, for you to easily imagine just how challenging it was to run our business last year. Despite the social and economic turmoil, the success of EDAC Technologies in generating a profit and positive cash flow every quarter in 2001 is a testament to the perseverance and resourcefulness of our people. Last year we demonstrated both the flexibility to seize opportunities for business with new customers and the discipline to respond effectively to cut-backs experienced in several of the industries we already serve.

The year began with an optimistic outlook for growth in sales based on strong commitments our Apex Machine Tool and Gros-Ite Spindle businesses had received from the technology sector. Our precision machining skills and quick-turn approach are a perfect fit for the requirements of fast-moving industries, like semiconductor and fiber optics, as they appeared to be early in 2001. But when demand in these high tech industries slowed dramatically, so did our hopeful expectations. Fortunately, our aerospace divisions, Gros-Ite Precision Components and Gros-Ite Large Machining, performed well driving sales and profit improvement through expansion of services in ground-based turbines and jet engine components. Still, the market slowdown, in the aftermath of September 11, continues to impede our progress, despite the fact that we have demonstrated impressive new capabilities to new customers. Overall, sales were down five percent from the prior year.

The best news is that the drive for cost reduction and enhanced productivity resulted in the turnaround of our company in profitability and cash flow. We more than offset the on-going price pressure with positive net income in every segment. Net income (before extraordinary gain) was over $2.5 million compared to a net loss of $650 thousand in the prior year. Income from operations was up 29 percent despite the drop in sales. Interest expense was reduced by over $2 million, through debt restructuring and lower interest rates.

Our primary objective for 2002 is to build on the operating momentum of the past year in what continues to be a very difficult market environment. We want to create an organization that is responsive to the changing dynamics of the market economy, while driven by a commitment to continuous improvement. To focus the company on profitable growth, we intend to broaden our marketing scope to new customers, new industries and new geography. This effort is underway.

EDAC Technologies has strengthened its balance sheet and cash flow and, above all, its resolve to continue to provide improved shareholder value. We are proud to be an American company serving the global marketplace.

Subsequent Note to Shareholders

Notes A and K to the Consolidated Financial Statements discuss communications by certain shareholders that appear to indicate that a change of control may have occurred under certain change of control agreements with two of our officers. In May 2002, these officers waived their rights to any change of control payments related to any prior events that may have been deemed to constitute a change of control. These waivers do not affect the rights of the officers with respect to any future change of control events.

At the time of issuing this annual report and financial statements for 2001, the economic and industry outlook for 2002 is unclear. The first quarter of 2002 has been marked by a significant downturn in the machine tool and aerospace industries that we serve. Our sales for the first quarter of 2002 decreased 37.3% compared to the first quarter of 2001 and we had a net loss of $516,000 in the first quarter of 2002. We have acted to continue to reduce costs and seek business with new customers. Based on sales and orders to date, we expect to see a further decrease in sales in the second quarter of 2002 compared to the first quarter of 2002 and the second quarter of 2001. However, quoting activity is high and we are hopeful that this signals a potential for improvement in the level of business in the second half of 2002.

Currently, we are not in violation of any covenants on our revolving credit and term debt facility except for the covenant requiring an unqualified opinion from our auditors. If our results of operations do not improve in subsequent periods in 2002, it is possible that we may not be able to comply with some financial covenants on our revolving credit and term debt facility. A violation of any of these financial covenants would make the debt payable on demand and, because our note payable with our former lender and our mortgage loan contain cross default provisions, these notes would also become payable on demand. We are working with our lenders to renegotiate the terms and covenants of our credit facilities.

Our team remains committed with the highest intensity to weather these difficult times and improve our long term prospects.

Sincerely yours,

Richard A. Dandurand
Chairman and CEO

MARKETING AND COMPETITION

EDAC Technologies designs, manufactures and services tooling, fixtures, molds, jet engine components and machine spindles, satisfying the highest precision requirements of some of the most exacting customers in the world. This high skill level has been developed through more than 50 years of involvement with the aerospace industry. Last year, approximately 50 percent of EDAC's net sales were to United Technologies Corporation, supplying a full range of components, tooling, fixtures and design services for Pratt & Whitney and other UTC divisions. Beyond aerospace, EDAC continues to expand its manufacturing services to a broad base of industrial customers.

Most of the competition for design, manufacturing and service in precision machining and machine tools comes from independent firms, many of which are smaller than EDAC. This point of difference often gives us an advantage in that we can bring a broader spectrum of support to customers who are constantly looking for ways to consolidate their vendor base. We also compete against the in-house manufacturing and service capabilities of larger customers. The trend by these large manufacturers, however, to outsource activities beyond their core competencies presents us with another favorable opportunity.

The market for our products and precision machining capabilities continues to change with the development of more sophisticated use of business-to-business tools on the internet. We are actively involved in securing new business leads through the web and have participated in internet auctions and research for quoting opportunities. Moreover, the sales and marketing team at EDAC has developed an updated website (www.edactechnologies.com) with interactive tools to make it easier for customers to do business with us.

EDAC Technologies' competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. This comprehensive, end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.

EDAC TECHNOLOGIES: ORGANIZATION AND MISSION

EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The company comprises two manufacturing groups: Gros-Ite Industries and Apex Machine Tool Company. Gros-ite Industries consists of four business units: Gros-Ite Spindles, Gros-Ite Precision Components, Gros-Ite Design Solutions and Gros-Ite Large Machining.

GROS-ITE INDUSTRIES

The Gros-Ite Industries group specializes in fabrication of close tolerance components, tools and assemblies. While the group has a strong focus on aerospace components, it also produces complex parts for a variety of industries. Gros-Ite is ISO 9001 Certified, BS EN 9001, ANSI 900, ASQC Q9001-compliant.

Gros-Ite Spindles designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 HP and speeds in excess of 100,000 RPM. The division's repair service can recondition all brands of precision rolling element spindles, domestic or foreign, backed by a 2-year limited warranty. The Spindles division serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographical markets include the U.S., Canada, Mexico, Europe and Asia.

Gros-Ite Precision Components builds and assembles complex, close tolerance components for the aircraft jet engine, ground turbine and medical industries. Occupying a 38,200 square foot, climate-controlled manufacturing facility, the division excels in 4 and 5 axis CNC milling of forgings and castings made from high temperature alloys. Precision assembly services include assembly of jet engine sync rings and medical devices, aircraft welding and riveting, post-assembly machining and sutton barrel finishing.

Gros-Ite Design Solutions has both full-service design and manufacturing capabilities to deliver a competitively-priced, on-time project, from concept to production. The division designs and builds jigs and fixtures, gauges, tools and tool holders, material handling devices, and special machinery. Industries served include aerospace, jet engine overhaul and repair, medical, semiconductor, photographic and consumer products.

Gros-Ite Precision Large Machining produces low pressure turbine cases, hubs, rings and disks for all major aircraft engine and ground turbine manufacturers. The division specializes in such difficult-to-machine alloys as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels.

APEX MACHINE TOOL COMPANY

Apex Machine Tool Company, operating from a modern, 44,000 square foot, climate-controlled facility, designs and manufactures highly sophisticated fixtures, precision gauges, close tolerance plastic injection molds, precision component molds for composite parts and specialized machinery.

A unique combination of the industry's most skilled toolmakers and machinists and leading edge technology has enabled Apex to provide exacting quality to customers who require tolerances to +/- .0001 inches. ISO 9002 Certified, the Apex group is recognized as one of the leading design and manufacturing shops in the U.S.

MISSION

The mission of EDAC Technologies Corporation is to be the company of choice for customers, shareholders, employees and the community at large. This is achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee heath, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.

MARKET INFORMATION

The Company's Common Stock trades on The OTC Bulletin Board under the symbol: "EDAC".

High and low stock prices for the past two years were as follows:

	2001		2000	
	High	Low	High	Low
First Quarter	$2.344	$1.063	$3.125	$1.563
Second Quarter	2.400	1.438	1.750	0.625
Third Quarter	2.030	1.250	2.406	0.813
Fourth Quarter	2.450	1.400	2.875	0.813

The sales price quotations above reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 7, 2002 was 1,336.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements (see Note C to the Company's Consolidated Financial Statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five-year period ended December 29, 2001 have been derived from the financial statements of the Company as audited by Arthur Andersen LLP, independent public accountants, whose report with respect to fiscal 2001, 2000 and 1999 appears elsewhere herein. The following data are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SELECTED INCOME STATEMENT DATA

	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Sales	$44,911	$47,252	$52,395	$53,162	$38,229
Income (loss) before extraordinary gain and cumulative effect of adoption of Staff Accounting Bulletin No. 101 (SAB 101)	2,591	(428)	(4,058)	2,276	1,696
Cumulative effect of adoption of SAB 101	-	(224)	-	-	-
Extraordinary gain	2,822	-	-	-	-
Net income (loss)	5,413	(652)	(4,058)	2,276	1,696
Basic per common share data:					
Income (loss) before extraordinary gain and cumulative effect of adoption of SAB 101	0.59	(0.10)	(0.95)	0.54	0.41
Extraordinary gain	0.66	-	-	-	-
Cumulative effect of adoption of SAB 101	-	(0.05)	-	-	-
Net income (loss)	1.25	(0.15)	(0.95)	0.54	0.41
Diluted per common share data:					
Income (loss) before extraordinary gain and cumulative effect of adoption of SAB 101	0.55	(0.10)	(0.95)	0.50	0.39
Extraordinary gain	0.63	-	-	-	-
Cumulative effect of adoption of SAB 101	-	(0.05)	-	-	-
Net income (loss)	1.18	(0.15)	(0.95)	0.50	0.39

SELECTED BALANCE SHEET DATA

	2001	2000	1999	1998	1997
	(In thousands)				
Current assets	$13,150	$15,870	$15,460	$20,881	$15,196
Total assets	37,198	41,926	44,755	52,608	23,850
Current Liabilities	24,555	14,335	35,053	20,245	10,695
Working capital (deficit)	(11,405)	1,535	(19,593)	636	4,501
Long-term liabilities	2,671	22,155	3,614	22,780	6,269
Shareholders' equity	9,972	5,436	6,088	9,583	6,886

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company operates on a fiscal year basis. The years ended December 29, 2001, December 30, 2000 and January 1, 2000 are referred to herein as 2001, 2000 and 1999, respectively.

In 2001, the Company completed its financial and operational restructuring resulting in net income of $5,413,000 ($2,591,000 before extraordinary gain) compared to a net loss of $652,000 in 2000.

On February 5, 2001 the Company completed the last step in its refinancing efforts by obtaining a $2,000,000 real estate loan from a local bank which resulted in a reduction in debt of approximately $3,884,000 and the elimination of approximately $600,000 of accrued interest and fees. The remaining principal amount due the prior lender was reduced to a single principal amount of $7,000,000 due September 29, 2004. If Edac prepays an aggregate principal amount of $5,000,000 to its prior lender any time prior to October 1, 2003, an additional $2,000,000 will be forgiven.

In 2002, certain shareholders proposed changes to the composition of the Company's board of directors (Note K). The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. The amount of the payments is not known at this time but is expected to be at a level that would result in a covenant violation of the Company's new credit facility which includes revolving and term loans. If the expected covenant violation resulted in a default that was unwaived, then debt with the Former Lender and the mortgage with the local bank would also be in default. Accordingly, all debt to these lenders is classified as current in the accompanying consolidated balance sheet. The Company would be unable to repay this indebtedness if a demand of repayment was made by the lender. The Company has discussed the expected covenant violation with its lender and is attempting to obtain a modification of its covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should the Company be unable to continue as a going concern. Since the letters were written and other communications were made in January and February 2002, no amounts have been accrued in the accompanying consolidated balance sheets as of December 29, 2001 related to the potential liability. Any amounts due under the agreements will be expensed in 2002.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

Sales to the Company's principal markets are as follows (in thousands):

	2001	2000	1999
Aerospace customers	**$29,624**	$27,999	$36,236
Other	**15,287**	19,253	16,159
	$44,911	$47,252	$52,395

2001 vs. 2000

Sales

Consolidated sales decreased $2,341,000, or 5.0%, from $47,252,000 in 2000 to $44,911,000 in 2001. Aerospace sales increased $1,625,000, or 5.8%, from 2000 to 2001 representing stronger sales to the Company's primary aerospace customer. Sales to non-aerospace customers decreased $3,966,000, or 20.6% primarily because many of the Company's customers have been faced with major downturns in their business due to the national recession. We continue to monitor this situation closely and are making adjustments in our business as conditions necessitate. As of December 29, 2001, sales backlog was approximately $29,000,000, compared to approximately $32,000,000 at December 30, 2000. We presently expect to complete approximately $20,000,000 of the December 29, 2001 backlog during the 2002 fiscal year.

Sales in the Engineered Precision Components group increased $1,223,000, or 7.4%, to $17,843,000 in 2001 compared to $16,620,000 in 2000. This division is operating under a long-term agreement with its major customer until December 31, 2002. Although prices were significantly reduced in the agreement, volume increases and shop floor efficiencies have resulted in improved margins. We are currently bidding on a long-term agreement with our major customer commencing January 1, 2003.

Sales for the Apex Machine Tool division decreased $3,859,000, or 19.7%, to $15,727,000 in 2001 compared to $19,586,000 in 2000. Major customers in the high technology area were severely slowed by the national recession. Apex also faced increased competition from foreign markets. We intend to generate new customers and increase our market penetration through quick turnaround of orders, value added to our customers and high quality product delivered in a timely manner.

Sales in the Precision Engineered Technologies group increased $725,000, or 11.4%, to $7,109,000 in 2001 compared to $6,384,000 in 2000. This increase is due to an overall decrease in business from our major customers, along with an effort to concentrate our resources in the development of our spindle repair business.

Sales in the Precision Large Machining group decreased $430,000, or 9.2%, to $4,232,000 in 2001 compared to $4,662,000 in 2000. The decrease in sales was due to the overall decrease in business from the division's major customers.

Cost of Sales

Cost of sales as a percentage of sales decreased in 2001 to 81.1% from 83.9% in 2000. Although sales for the Company decreased in this period, the Company was successful in its ability to reduce costs through lean manufacturing techniques. The Company reduced its indirect labor force during 2001. The Precision Engineered Components division realized over a nine percent increase in gross profit from 2000 to 2001. The other divisions' cost of sales as a percentage of sales remained the same to slightly less from 2000 to 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $4,784,000 in 2001, representing an increase of $42,000, or 0.9%, from 2000 level of $4,742,000. Costs were nearly the same even though we incurred $451,000 of additional costs associated with the terminated sale of our Precision Engineered Components division in 2001. As a percentage of sales, selling general and administrative expenses were 10.7% of sales in 2001 and 10.0% of sales in 2000.

Interest Expense

Interest expense for 2001 decreased $2,084,000 to $1,140,000 in 2001 from $3,224,000 in 2000. This was due in part to lower indebtedness resulting from the financial restructuring and normal repayments during the year. Variable interest rates charged to the Company by its lenders went down significantly throughout the year and contributed to this decrease. Also, as part of the troubled debt restructuring, no interest expense will be recorded after February 5, 2001 on the $7,000,000 obligation to the Company's former lender unless the variable rate exceeds 9.5%, since such interest has been considered in determining the amount of the gain to be recorded.

Other (Expense) Income

Other income of $98,000 in 2001 primarily consisted of a recovery of an investment written off in 2000.

2000 vs. 1999

Sales

Consolidated sales decreased $5,143,000, or 9.8%, from $52,395,000 in 1999 to $47,252,000 in 2000. Aerospace sales decreased $8,237,000, or 22.7%, from 1999 to 2000 representing weaker sales to the Company's primary aerospace customer. Due to Edac's diversification efforts, sales to non-aerospace customers increased $3,094,000, or 19.1%, from 1999 to 2000. As of December 30, 2000, sales backlog was approximately $32,000,000, compared to approximately $29,800,000 at January 1, 2000.

Sales for the Engineered Precision Components group increased $1,076,000, or 6.9%, to $16,620,000 in 2000 compared to $15,544,000 1999. During 2000, the Company entered into a long term agreement with its major aerospace customer. While the agreement secured business for the Company until December 31, 2002, the prices were significantly reduced on this business.

Sales for the Apex Machine Tool division increased $1,266,000, or 6.9%, to $19,586,000 in 2000 compared to $18,320,000 in 1999. During 2000 Apex added 36 new customers in the high technology market.

Sales for the Precision Engineered Technologies group decreased $5,282,000, or 45.3%, to $6,384,000 in 2000 compared to $11,666,000 in 1999. The decrease in sales for Precision Engineered Technologies was due to the overall decrease in business from the Company's major customers.

Sales for the Precision Large Machining group decreased $2,203,000, or 32.1% to $4,662,000 in 2000 compared to $6,865,000 in 1999. After decreasing during the first quarter of 2000, revenue increased from April to the end of 2000.

Cost of Sales

Cost of sales as a percentage of sales decreased in 2000 to 83.9% from 91.7% in 1999. This decrease was caused in part by reserves on inventory and other reserves recorded in 1999 of $1,875,000. Without these reserves, cost of sales as a percentage of sales in 1999 would have been 88.1%. The decrease as a percentage from 1999 to 2000 of 4.2% represents higher margin work mostly in our Precision Engineered Technologies and Precision Large Machining divisions. The Company had a series of layoffs in 2000 to bring our overhead structure more in line with our reduced revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $4,742,000 in 2000, representing a decrease of $1,305,000, or 21.6%, from the 1999 level of $6,047,000. The 1999 amount includes severance charges of $750,000. Additionally, the 2000 compensation expense was lower than the 1999 amount offset slightly by increased professional expense. As a percentage of sales, selling, general and administrative costs were 10.0% of sales in 2000 and 11.5% in 1999.

Interest Expense

Interest expense for 2000 decreased to $3,224,000 from $3,279,000 in 1999. This slight change was due in part to lower notes payable amounts during 2000 partially offset by the effect of higher interest rates in 2000. The Company's forbearance agreement resulted in an additional 1 1/4% above the rate previously charged.

Other (Expense) Income

Other expense of $44,000 for 2000 consisted primarily of the write-off of an investment due to an impairment.

LIQUIDITY AND CAPITAL RESOURCES

The Company has met its working capital needs through funds generated from operations and bank financing. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and available bank lines of credit.

Cash Flow

The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	Fiscal		
	2001	2000	1999
Net cash provided by operating activities	**$ 3,211**	$ 2,575	$ 3,844
Net cash (used in) provided by investing activities	**(357)**	845	(1,138)
Net cash used in financing activities	**(2,925)**	(3,319)	(2,790)

Fiscal 2001

Net cash provided by operating activities resulted primarily from net income plus depreciation and amortization and a reduction in accounts receivable and inventory offset partially by lower accounts payable and other current liabilities.

Net cash used in investing activities consisted primarily of expenditures for machinery.

Net cash used in financing activities resulted primarily from repayment of bank debt.

Estimated capital expenditures for 2002 are approximately $400,000.

As of December 29, 2001, $3,153,998 was available for additional borrowings on the revolving credit loans.

Fiscal 2000

Net cash provided by operating activities resulted primarily from reductions in inventory amounts, an increase in other current liabilities and the collection of refundable income taxes offset partially by higher accounts receivable and lower accounts payable.

Net cash provided by investing activities consisted primarily of proceeds from sales of excess property, plant and equipment.

Net cash used in financing activities resulted primarily from net bank borrowings/repayments.

Fiscal 1999

Net cash provided by operating activities resulted primarily from reductions in inventory and accounts receivable amounts (partially due to higher reserve levels) offset partially by lower accounts payable, accrued employee compensation and other accrued expenses.

Net cash used in investing activities consisted primarily of expenditures for machinery and computer equipment.

Net cash used in financing activities resulted primarily from net bank borrowings/repayments.

Capitalization

The following is selected capitalization data from the Consolidated Balance Sheets (in thousands):

	2001	2000
Revolving lines of credit	$ 1,955	$6,037
Current portion of long-term debt	17,410	1,772
Long-term debt, less current portion	1,761	19,949
Shareholders' equity	9,972	5,436
Debt to total capitalization	68%	84%
Unused revolving line of credit	3,154	2,837

On September 29, 2000, the Company refinanced substantially all of its loan facilities with its former principal lender ("Former Lender") with financing from a new lender. The new credit facility includes a revolving credit in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 29, 2001, $1,955,138 was outstanding on the revolver and $3,153,998 was available for additional borrowings on the revolver with the new lender. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $3,016,630 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 2.75% (4.77% at December 29, 2001) for the revolving credit and the index rate plus 3% (5.02% at December 29, 2001) for the term loans. To secure obligations to the new lender the Company has granted a first security interest in accounts receivable, inventory, equipment and other assets. The credit facility requires maintenance of a certain earnings to fixed charges ratio. The Company was in compliance with all covenants as of December 29, 2001 and for the year then ended.

On February 5, 2001, the Company refinanced $2,000,000 due to its Former Lender through a mortgage with a local bank. This mortgage is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 in accordance with the forbearance agreement and $1,900,000 from the proceeds of the $2,000,000 mortgage on February 5, 2001. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. The Former Lender continues to have a security interest in the Company's accounts receivable, inventory, equipment and other assets.

The refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the former lender which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the former lender, including interest, under the terms of the refinancing of $9,462,347 (assuming that the entire $7 million remaining is repaid and no additional amounts are forgiven). In accordance with the accounting for troubled debt restructurings, no interest expense will be recorded on the $7 million obligation after February 5, 2001, unless the actual variable rate exceeds 9.5%, since such interest has been considered in determining the amount of the gain to be recorded.

Interest on the $7,000,000 note is at the Former Lender's prime rate plus 1% and interest will not be paid until September 29, 2002 and monthly thereafter. If the Company prepays an aggregate principal amount of $5,000,000 plus accrued interest on the remaining $7,000,000 anytime prior to October 1, 2003, the remaining principal of $2,000,000, will be forgiven.

Under the accounting for troubled debt restructurings, the carrying value of the $7,000,000 note became $9,462,347 on February 5, 2001. This amount includes estimated interest on the $7 million obligation to maturity of $2,462,347 calculated at 9.5%, the interest rate in effect at the time of the restructuring. If the Company were to prepay $5 million of the note on June 30, 2002, an additional gain of $3.5 million would be recorded representing $2 million of debt forgiven and $1.5 million of interest accrued which the Company would not be liable for. The amount of the additional potential gain decreases by $169,000 each quarter that the $5 million repayment does not occur. There is no assurance that the Company will be able to make the prepayment in order to obtain such a gain or debt forgiveness.

During 1999 and for the first nine months of 2000, the Company was in violation of certain of its financial covenants contained in its financing arrangement with its Former Lender. As a result of the forbearance agreements, the Company expensed remaining unamortized deferred financing fees of $425,179 in fiscal 1999. These costs are included as a component of interest expense in the consolidated statement of operations.

In 2002, certain shareholders proposed changes to the composition of the Company's board of directors (Note K). The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. The amount of the payments is not known at this time but is expected to be at a level that would result in a covenant violation of the Company's new credit facility which includes revolving and term loans. If the expected covenant violation resulted in a default that was unwaived, then debt with the Former Lender and the mortgage with the local bank would also be in default. Accordingly, all debt to these lenders is classified as current in the accompanying consolidated balance sheet. The Company would be unable to repay this indebtedness if a demand of repayment was made by the lender. The Company has discussed the expected covenant violation with its lender and is attempting to obtain a modification of its covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should the Company be unable to continue as a going concern. Since the letters were written and other communications were made in January and February 2002, no amounts have been accrued in the accompanying consolidated balance sheets as of December 29, 2001 related to the potential liability. Any amounts due under the agreements will be expensed in 2002.

As of December 29, 2001, the Company's current liabilities exceeded current assets by $11,404,881. This is due to the reclassification of $14,624,857 to current liabilities from long-term liabilities as a result of the expected covenant violation of the Company's credit facility.

The Company has experienced a slowdown in orders and shipments in the first quarter of 2002, including aerospace, as a delayed reaction to the events of September 11, 2001. While the Company has recently seen an increase in quoting activity in some of our divisions, orders and shipments are lower than levels the Company normally experiences in the first quarter of the year.

Contractual Obligations and Commercial Commitments

The Company leases real estate with monthly payments of $988 and $275, expiring in March 2003 and July 2012, respectively. The Company also leases equipment with monthly payments of $576 and $529 expiring in February 2004 and October 2003, respectively. The Company also is required to pay a $20,000 collateral monitoring fee in September 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As described below, interest rate risk is the primary source of financial market risk to the Company related to its notes payable and long-term debt.

Qualitative:

Interest Rate Risk: Changes in interest rates can potentially impact the Company's profitability and its ability to realize assets and satisfy liabilities. Interest rate risk is resident primarily in the Company's borrowings which have variable interest rates

Quantitative:

	Maturing less than one year	Maturing greater than one year
Notes Payable and Long-term debt		
Amount	17,409,544	1,761,235
Weighted average interest rate	5.9%	9.8%

New Accounting Standards

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. SFAS No. 142 will become effective at the beginning of fiscal year 2002 for the Company. Upon the adoption of SFAS No. 142, the Company will no longer record amortization of goodwill. This adoption will eliminate annual goodwill amortization of approximately $285,000 commencing with fiscal 2002. The Company is required to complete the initial fair value test by June 30, 2002 to the goodwill balance as of December 29, 2001. The Company believes the initial fair value test of the goodwill reflected in the accompanying consolidated balance sheet will result in a material impairment charge. The amount of the charge has not yet been quantified.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company does not believe the impact of adopting SFAS No. 144 will be material to the Company's consolidated financial statements.

Certain factors that may affect future results of operations

All statements other than historical statements contained in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other risk factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company's competitors; the Company's ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company's revolving credit facility and other sources of capital; and other factors discussed in the Company's annual report on Form 10-K for the year ended December 29, 2001. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 29, 2001 and December 30, 2000

	December 29, 2001	December 30, 2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 176,245	$ 246,711
Accounts receivable (net of allowance for doubtful accounts of $332,000 as of December 29, 2001 and $200,000 as of December 30, 2000)	5,080,106	5,984,839
Inventories, net	6,677,257	7,007,664
Prepaid expenses and other current assets	89,069	601,668
Refundable income taxes	217,603	-
Deferred income taxes	909,649	2,028,649
Total current assets	13,149,929	15,869,531
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land	730,394	730,394
Buildings	6,713,385	6,710,282
Machinery and equipment	19,720,223	19,202,699
	27,164,002	26,643,375
Less - accumulated depreciation	13,526,674	11,565,270
	13,637,328	15,078,105
OTHER ASSETS:		
Goodwill (net of accumulated amortization of $996,827 as of December 29, 2001 and $712,379 as of December 30, 2000)	10,381,077	10,665,525
Other	30,000	312,345
TOTAL ASSETS	$ 37,198,334	$ 41,925,506

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 29, 2001 and December 30, 2000

	December 29, 2001	December 30, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Revolving lines of credit	$ 1,955,138	$ 6,037,326
Current portion of long-term debt	17,409,544	1,772,410
Trade accounts payable	1,740,910	2,758,069
Employee compensation and amounts withheld	2,440,420	1,225,135
Accrued expenses	1,008,798	2,542,033
Total current liabilities	24,554,810	14,334,973
LONG-TERM DEBT, less current portion	1,761,235	19,948,892
OTHER LIABILITIES	-	176,768
DEFERRED INCOME TAXES	910,000	2,029,000
COMMITMENTS AND CONTINGENCIES (NOTES A,G and K)		
SHAREHOLDERS' EQUITY:		
Common stock, par value $.0025 per share; 10,000,000 shares authorized; issued and outstanding--4,346,038 in 2001 and 4,269,080 in 2000	10,865	10,673
Additional paid-in capital	9,240,295	9,153,941
Retained earnings (accumulated deficit)	1,684,114	(3,728,741)
	10,935,274	5,435,873
Less: accumulated other comprehensive loss	(962,985)	-
Total shareholders' equity	9,972,289	5,435,873
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 37,198,334	$ 41,925,506

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ending December 29, 2001, December 30, 2000 and January 1, 2000

	FISCAL YEAR		
	2001	2000	1999
Sales	$ 44,910,983	$ 47,252,391	$ 52,394,843
Cost of Sales	36,418,480	39,638,087	48,035,346
Gross Profit	8,492,503	7,614,304	4,359,497
Selling, General and Administrative Expenses	4,783,690	4,741,522	6,046,730
Income (Loss) From Operations	3,708,813	2,872,782	(1,687,233)
Non-Operating (Expense) Income:			
Interest Expense	(1,139,709)	(3,224,123)	(3,278,532)
Other	97,971	(43,500)	43,775
Income (Loss) Before Income Taxes	2,667,075	(394,841)	(4,921,990)
Provision for (Benefit from) Income Taxes	76,454	33,000	(863,871)
Income (Loss) before Extraordinary Gain and Cumulative Effect of Adoption of Staff Accounting Bulletin No. 101 (SAB 101) (see Note A)	2,590,621	(427,841)	(4,058,119)
Extraordinary Gain, net of tax of $1,402,000	2,822,234	-	-
Cumulative Effect of Adoption of SAB 101	-	(223,843)	-
Net Income (Loss)	$ 5,412,855	$ (651,684)	$ (4,058,119)
Basic Per Common Share Data (Note A):			
Income (loss) before extraordinary gain and cumulative effect of adoption of SAB 101	$0.59	($0.10)	($0.95)
Extraordinary gain	0.66	-	-
Cumulative effect of adoption of SAB 101	-	(0.05)	-
Net income (loss)	$1.25	($0.15)	($0.95)
Diluted Per Common Share Data (Note A):			
Income (loss) before extraordinary gain and cumulative effect of adoption of SAB 101	$0.55	($0.10)	($0.95)
Extraordinary gain	0.63	-	-
Cumulative effect of adoption of SAB 101	-	(0.05)	-
Net income (loss)	$1.18	($0.15)	($0.95)
Pro Forma amounts assuming adoption of SAB 101 is applied retroactively (see Note A) (unaudited):			
Pro forma net loss	n/a	($427,841)	($3,926,600)
Pro forma basic net loss per common share	n/a	($0.10)	($0.92)
Pro forma diluted net loss per common share	n/a	($0.10)	($0.92)

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ending December 29, 2001,
December 30, 2000 and January 1, 2000

	FISCAL YEAR		
	2001	2000	1999
Operating Activities:			
Net income (loss)	$5,412,855	($651,684)	($4,058,119)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(517,000)	-	(271,180)
Amortization of deferred ESOP compensation expense	-	-	38,889
Depreciation and amortization	2,304,725	2,337,631	2,957,582
Forgiveness of debt, net of tax	(2,822,234)	-	-
(Gain) loss on sale of property and equipment	(22,780)	3,404	12,075
Writedown of equipment	-	-	600,000
Stock option grants and modifications	12,900	-	110,460
Change in inventory reserve	(20,763)	25,488	620,651
Changes in operating assets and liabilities:			
Accounts receivable	904,733	(1,172,846)	1,933,440
Refundable income taxes	(217,603)	556,159	(556,159)
Inventories	351,170	1,771,345	2,993,033
Prepaid expenses and other current assets	1,049,599	(159,535)	(120,403)
Trade accounts payable	(1,017,159)	(590,071)	(275,458)
Other current liabilities	(2,030,616)	697,658	(553,692)
Other liabilities	(176,768)	(242,578)	413,346
Net cash provided by operating activities	3,211,059	2,574,971	3,844,465
Investing Activities:			
Additions to property, plant and equipment	(332,515)	(124,256)	(1,439,542)
Proceeds from sales of property, plant and equipment	36,475	927,661	34,825
Change in other assets	(60,939)	41,730	266,611
Net cash (used in) provided by investing activities	(356,979)	845,135	(1,138,106)

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Fiscal Years Ending December 29, 2001,
December 30, 2000 and January 1, 2000

	FISCAL YEAR		
	2001	2000	1999
Financing Activities:			
Decrease in revolving lines of credit	(3,288,355)	(114,599)	(1,360,482)
Repayments of long-term debt	(1,821,028)	(10,568,182)	(1,897,592)
Borrowings on long-term debt	2,106,290	7,364,000	457,283
Proceeds from exercise of common stock options	78,547	-	10,338
Net cash used in financing activities	(2,924,546)	(3,318,781)	(2,790,453)
(Decrease) increase in cash	(70,466)	101,325	(84,094)
Cash at beginning of year	246,711	145,386	229,480
Cash at end of year	$ 176,245	$ 246,711	$ 145,386
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 1,203,549	$ 2,611,845	$ 2,623,883
Income taxes paid	1,200,472	-	598,721
Non-Cash Transaction:			
Capital lease obligation	255,000		

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Fiscal Years Ending December 29, 2001,
December 30, 2000 and January 1, 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Deferred ESOP Compensation Expense	Accumulated Other Comprehensive (Loss) Income	Total
Balances at January 2, 1999	$10,654	$9,033,162	$981,062	($38,889)	($403,200)	$9,582,789
Comprehensive income (loss):						
Net loss			(4,058,119)			(4,058,119)
Minimum pension liability, net of tax benefit of $270,000					403,200	403,200
Total comprehensive loss						(3,654,919)
ESOP deferred compensation expense				38,889		38,889
Exercise of stock options, net of income tax benefit		10,338				10,338
Stock option issued to non-employee and option modification	19	110,441				110,460
Balances at January 1, 2000	10,673	9,153,941	(3,077,057)	-	-	6,087,557
Net loss and comprehensive loss			(651,684)			(651,684)
Balances at December 30, 2000	10,673	9,153,941	(3,728,741)	-	-	5,435,873
Comprehensive income:						
Net income			5,412,855			5,412,855
Minimum pension liability, net of tax benefit of $517,650					(962,985)	(962,985)
Total comprehensive income						4,449,870
Stock options issued to non-employee		12,900				12,900
Exercise of stock options, net of income tax benefit	192	73,454				73,646
Balances at December 29, 2001	$10,865	$9,240,295	$1,684,114	-	($962,985)	$9,972,289

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A -- ORGANIZATION AND BUSINESS, ACQUISITION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include Edac Technologies Corporation (the Company) and its wholly owned subsidiaries, Gros-Ite Industries Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for tooling, fixtures, molds, jet engine components and machine spindles.

In 2002, certain shareholders proposed changes to the composition of the Company's board of directors (Note K). The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. The amount of the payments is not known at this time but is expected to be at a level that would result in a covenant violation of the Company's new credit facility which includes revolving and term loans. If the expected covenant violation resulted in a default that was unwaived, then debt with the Former Lender and the mortgage with the local bank would also be in default. Accordingly, all debt to these lenders is classified as current in the accompanying consolidated balance sheet. The Company would be unable to repay this indebtedness if a demand of repayment was made by the lender. The Company has discussed the expected covenant violation with its lender and is attempting to obtain a modification of its covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions have been eliminated from the consolidated financial statements.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Fiscal Year: The Company's fiscal year is a 52 week fiscal period. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000, January 1, 2000, respectively.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 29, 2001 and December 30, 2000, inventories consisted of the following:

	2001	2000
Raw materials	$1,313,489	$ 1,117,616
Work-in-progress	4,548,469	4,631,698
Finished goods	1,849,481	2,313,295
	7,711,439	8,062,609
Less: reserve for excess and obsolete	(1,034,182)	(1,054,945)
Inventories, net	$6,677,257	$7,007,664

Subsequent to December 29, 2001, the Company disposed of approximately $635,000 of excess and obsolete inventory.

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes.

The Company reviews its investments in long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS No.121). SFAS No.121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment when the carrying value of the property exceeds its estimated fair value less cost to sell or its costs are not estimated to be earned by its activities. During 1999, the Company determined certain equipment would no longer be utilized. The Company held the equipment for sale and wrote the equipment down to the estimated net realizable value resulting in a charge to cost of sales of $600,000 for fiscal 1999. In January 2000 certain of the equipment was sold for the carrying value, after the effect of the related write-down. The remaining equipment was returned to service in March 2000. No impairments were recorded for fiscal 2001 and 2000.

Earnings (Loss) Per Share: Basic earnings (loss) per common share is based on the average number of common shares outstanding during the year. Diluted earnings (loss) per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for fiscal 2001, 2000 and 1999, are as follows:

	2001	2000	1999
Basic:			
Average common shares outstanding	4,334,969	4,269,080	4,268,445
Diluted:			
Dilutive effect of stock options	243,071	-	-
Average shares diluted	4,578,040	4,269,080	4,268,445

For the year ended December 29, 2001, there was an additional 274,200 options (prior to the application of the treasury stock method) whose exercise price exceeded the average market price for the year and were therefore excluded in the computation of diluted earnings per share. In addition, for the years ended December 30, 2000 and January 1, 2000, options to purchase 869,157 and 523,157 shares of common stock, respectively, of the Company were outstanding but were not included in the computation of diluted earnings per share as such inclusion would be anti-dilutive.

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25 and the related interpretations. Stock-based compensation for non-employees is accounted for in accordance with EITF 96-18.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain of the amounts reflected in the consolidated financial statements. Actual results could differ from those estimates.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with the Apex acquisition. Goodwill was amortized over 40 years through December 29, 2001. The Company estimated the estimated future undiscounted cash flows of the Apex operations in order to assess whether any impairment of recorded goodwill had occurred through December 29, 2001. As of December 29, 2001, no impairments were recorded.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. SFAS No. 142 will become effective at the beginning of fiscal year 2002 for the Company. Upon the adoption of SFAS No. 142, the Company will no longer record amortization of goodwill. This adoption will eliminate annual goodwill amortization of approximately $285,000 commencing with fiscal 2002. The Company is required to complete the initial fair value test by June 30, 2002 to the goodwill balance as of December 29, 2001. The Company believes the initial fair value test of the goodwill reflected in the accompanying consolidated balance sheet will result in a material impairment charge on January 1, 2002. The amount of the charge has not yet been quantified.

New Accounting Standards: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company does not believe the impact of adopting SFAS No. 144 will be material to the Company's consolidated financial statements.

NOTE B -- COMMON STOCK AND STOCK OPTIONS

On November 19, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the 1996 Plan). The 1996 Plan is non-qualified and provides for granting of up to 300,967 options to purchase shares of Common Stock of the Company. The term of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

On February 17, 1998, the Board of Directors adopted the 1998 Employee Stock Option Plan (the 1998 Plan). The 1998 Plan is non-qualified and provides for granting up to 330,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

On May 15, 2000, the Board of Directors adopted the 2000 Employee Stock Option Plan (the 2000 Plan). The 2000 Plan is non-qualified and provides for granting up to 300,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

On November 21, 2000, the Board of Directors adopted the 2000-B Employee Stock Option Plan (the 2000-B Plan). The 2000-B Plan is non-qualified and provides for granting up to 500,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 2001, 2000 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

	2001	2000	1999
Risk free interest rate	4.09%	5.79 - 6.43%	6.00%
Expected dividend yield	None	None	None
Expected lives	3 years	3 years	3 years
Expected volatility	100%	153%	84%

Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net income (loss) would have been adjusted to reflect the following pro forma amounts:

	2001	2000	1999
Income (loss):			
As reported	$5,412,855	($651,684)	($4,058,119)
Pro forma	5,270,486	(779,361)	(4,254,294)
Net income (loss) per common share:			
Basic earnings (loss) per share:			
As reported	$1.25	($0.15)	($0.95)
Pro forma	1.22	(0.18)	(1.00)
Diluted earnings (loss) per share:			
As reported	$1.18	($0.15)	($0.95)
Pro forma	1.15	(0.18)	(1.00)

A summary of the status of the Company's stock option plans as of December 29, 2001, December 30, 2000 and January 1, 2000, and changes during the years then ended is presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	869,157	$2.41	523,157	$3.49	486,657	$3.74
Granted	278,500	1.49	384,000	0.99	65,000	2.11
Exercised	(76,957)	1.02	-	-	(7,500)	1.38
Expired	(202,500)	3.01	(38,000)	3.09	(21,000)	5.72
Outstanding at end of year	868,200	2.10	869,157	2.41	523,157	3.49
Options exercisable at year-end	579,700	2.48	699,157	2.75	473,157	3.69
Weighted-average fair value of options granted during the year	$0.95		$0.83		$1.45	

The following table summarizes information about stock options outstanding at December 29, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding At 12/29/01	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable At 12/29/01	Weighted-Average Exercise Price
$0.94 - $1.00	294,000	8.70	$0.97	204,000	$0.98
$1.01 to $2.00	300,000	8.92	1.42	151,500	1.53
$2.01 - $7.73	274,200	6.75	4.04	224,200	4.49
$0.94 to $7.73	868,200	8.16	2.10	579,700	2.48

During 1999, the expiration date for stock options previously granted to the Company's former President and Chief Executive Officer (Note G) was extended. Additionally, the Company granted non-employee options to purchase 15,000 shares of common stock at an exercise price of $3.50 per share. Accordingly, the Company recorded an aggregate charge to earnings of $110,460 during fiscal 1999, related to the modification and grant. During 2001, the Company granted non-employee options to purchase 10,000 shares of common stock at an exercise price of $1.3125 per share and accordingly recorded a charge to earnings of $12,900 related to the grant.

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

	2001	2000
Term loans due in 35 monthly principal installments of $122,734 commencing November 1, 2000 with a balloon payment due on September 29, 2003.	$5,594,044	$7,118,532
Note payable to former lender with principal due in one payment on September 29, 2004. (1)	9,462,347	-
Mortgage due to bank in 240 monthly installments of $18,578 including interest at 9.45% commencing April 1, 2001. Payment is subject to change every 5 years to reflect an interest rate equal to the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%	1,974,152	-
Notes payable under forbearance agreement with Former Lender at December 30, 2000	-	12,553,132
Note payable to former shareholders of Apex Machine Tool Company, Inc. Note was amended on December 28, 2000 to provide monthly principal installments of $18,000, increasing to $22,000 on July 1, 2001 and increasing to $25,000 on January 1, 2002. Interest at 10.12% is paid quarterly in advance.	1,809,638	2,049,638
Equipment note payable due in 36 monthly principal payments of $700.	24,503	-
Capital lease obligations	306,095	-
	19,170,779	21,721,302
Less - current portion of long-term debt	17,409,544	1,772,410
	$1,761,235	$19,948,892

(1) Amount includes $2,462,347 of estimated interest recorded in accordance with accounting for troubled debt Restructurings.

On September 29, 2000, the Company refinanced substantially all of its loan facilities with its former principal lender ("Former Lender") with financing from a new lender. The new credit facility includes revolving credit loans up to $8,000,000 and term loans in the original amount of $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 29, 2001, $1,955,138 was outstanding on the revolver and $3,153,998 was available for additional borrowings on the revolver with the new lender. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $3,016,630 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 2.75% (4.77% at December 29, 2001) for the revolving credit and the index rate plus 3% (5.02% at December 29, 2001) for the term loans. To secure obligations to the new lender the Company has granted a first security interest in accounts receivable, inventory, equipment and other assets. The credit facility requires maintenance of an earnings to fixed charges ratio, as defined and other financial covenants. The Company was in compliance with the financial covenants as of December 29, 2001 and for the year then ended. As discussed in Note A, the Company is likely to violate the covenants on its new credit facility in 2002. Accordingly, amounts outstanding on the new credit facility (including revolving and term loans), amounts due to the Former Lender and amounts due on the current mortgage loan are classified as current in the accompanying consolidated balance sheet.

On February 5, 2001, the Company refinanced $2,000,000 due to its Former Lender with the proceeds from a mortgage loan with a bank. This mortgage is due in 240 monthly installments of $18,578 including interest at

9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 in accordance with the forbearance agreement and $1,900,000 from the proceeds of the $2,000,000 mortgage on February 5, 2001. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. The Former Lender continues to have a security interest in the Company's accounts receivable, inventory, equipment and other assets.

The refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the former lender which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the debt to the Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the former lender, including interest, under the terms of the refinancing of $9,462,347 (assuming that the entire $7 million remaining is repaid and no additional amounts are forgiven). In accordance with the accounting for troubled debt restructurings, no interest expense will be recorded on the $7 million obligation after February 5, 2001, unless the actual variable rate exceeds 9.5%, since such interest has been considered in determining the amount of the gain to be recorded. As of December 29, 2001, no additional interest expense has been recorded.

Interest on the $7,000,000 note is at the Former Lender's prime rate plus 1% and interest will not be paid until September 29, 2002 and monthly thereafter. If the Company prepays an aggregate principal amount of $5,000,000 plus accrued interest on the remaining $7,000,000 anytime prior to October 1, 2003, the remaining principal of $2,000,000, will be forgiven.

Under the accounting for troubled debt restructurings, the carrying value of the $7,000,000 note became $9,462,347 on February 5, 2001. This amount includes estimated interest on the $7 million obligation to maturity of $2,462,347 calculated at 9.5%, the interest rate in effect at the time of the restructuring. If the Company were to prepay $5 million of the note on June 30, 2002, an additional gain of $3.5 million would be recorded representing $2 million of debt forgiven and $1.5 million of interest accrued which the Company would not be liable for. The amount of the additional potential gain decreases by $169,000 each quarter that the $5 million repayment does not occur. There is no assurance that the Company will be able to make the prepayment in order to obtain such a gain or debt forgiveness.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 29, 2001 are as follows: 2002--$17,409,544; 2003--$1,594,337; 2004--$87,697; 2005--$58,530; 2006--$20,671; 2007 and thereafter--$0.

NOTE D -- PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$4,922	$4,620
Interest cost	366	361
Actuarial gain	270	304
Benefits paid	(360)	(363)
Benefit obligation at end of year	$5,198	$4,922

	2001	2000
Change in plan assets:		
Fair value of plan assets at beginning of year	$4,947	$4,740
Actual return on plan assets	(467)	465
Employer contribution	176	126
Expenses	(41)	(21)
Benefits paid	(360)	(363)
Fair value of plan assets at end of year	$4,255	$4,947
(Unfunded) funded status	$(943)	$25
Unrecognized net actuarial loss	1,480	389
Net amount recognized	$ 537	$ 414
Amounts recognized in the consolidated balance sheets consist of:		
(Accrued) prepaid benefit liability	$(943)	$414
Minimum pension liability	1,480	-
Net amount recognized	$ 537	$ 414
Weighted-average assumptions:		
Discount rate	7.25%	7.50%
Expected return on plan assets	7.00%	7.00%
Components of net periodic benefit cost:		
Interest cost	$ 366	$ 361
Expected return on plan assets	(314)	(298)
Net periodic pension expense	$ 52	$ 63

On March 1, 2000, the assets of the Gros-Ite Industries 401(k) Retirement Plan (the Gros-Ite Plan) and the Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the Apex Plan) were combined into one plan forming the Edac Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. The Company matches 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to the combined plan were $236,852 and $277,972 for fiscal 2001 and fiscal 2000, respectively.

Through February of 2000 the Company maintained the Gros-Ite Plan which covered substantially all employees meeting minimum age and service requirements. The Company matched 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to this plan were $178,151 in fiscal 1999.

The Apex Plan covered substantially all Apex employees who had completed more than one year of service . Profit sharing contributions were made to the Plan at the discretion of the Company's Board of Directors. The Plan also allowed employees to contribute tax deferred salary deductions into the Plan under Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Plan. Matching contributions were made by the Company at a rate of 20% of employees' contributions. The Company declared and made discretionary profit sharing contributions and matching contributions of $108,719 for fiscal 1999.

NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company were eligible to participate in the ESOP beginning six months following their hire date. The Company made annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP was recorded as debt of the Company and the shares pledged as collateral were reported as unearned ESOP compensation expense in the consolidated balance sheets. As shares were released from collateral, the Company reported compensation expense. ESOP compensation expense was $0, $0 and $38,889 for fiscal 2001, 2000 and 1999, respectively. Interest expense incurred on the debt was $0, $0 and $598, for fiscal 2001, 2000 and 1999, respectively. All debt was repaid as of June 1, 1999. The ESOP shares as of December 29, 2001 and December 30, 2000 were 327,970 and 508,323, respectively. The reduction in shares of 180,353 from December 30, 2000 to December 29, 2001 reflects distributions to plan participants. As of January 1, 2000 participation in the Plan was frozen.

NOTE F -- INCOME TAXES

The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

The (benefit from) provision for income taxes is as follows (in thousands):

	2001	2000	1999
Current (benefit) provision	$ (441)	$ 33	$ (593)
Deferred provision (benefit)	517	-	(271)
	76	33	(864)
Extraordinary gain:			
Current provision	1,402	-	-
	$ 1,478	$ 33	$ (864)

The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

	2001	2000	1999
Income (loss) before income taxes and extraordinary gain	$ 2,667	$ (619)	$ (4,922)
Income tax at Federal statutory rate	$ 906	$ (210)	$ (1,673)
State income taxes, net of Federal benefit	132	(46)	(388)
Other	255	(203)	(254)
Change in valuation allowance	(1,217)	492	1,451
	$ 76	$ 33	$ (864)

As of December 29, 2001 and in prior years the Company provided a valuation allowance to reserve against deferred tax assets since it was not likely such assets would be realized. During the year ended December 29, 2001, the valuation allowance was reduced by $1,217,000 due to the utilization of deferred tax assets, primarily due to the extraordinary gain. The benefit of the reduction in the valuation allowance is reflected in income (loss) before extraordinary gain in accordance with SFAS No. 109.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Allowance for uncollectible accounts receivable	$ 129	$ 78
Debt restructuring	959	-
Employee compensation and amounts withheld	203	377
Accrued expenses	4	122
Unicap and inventory reserves	214	475
Tax effect of net operating loss carryforwards (state and federal)	171	2,501
Alternative minimum tax credit carryforwards	916	327
Pension	316	-
Other	340	562
Valuation allowance	(641)	(1,858)
	2,611	2,584
Deferred tax liabilities:		
Property, plant and equipment	1,898	1,855
Pension	-	142
Goodwill	646	462
Other	67	125
	2,611	2,584
Net deferred tax liability	$ -	$ -
Reflected in consolidated balance sheets as:		
Net current deferred tax asset	$910	$ 2,029
Net long-term deferred tax liability	(910)	(2,029)
	$ -	$ -

As of December 29, 2001 and December 30, 2000, the Company has pre-change net operating losses of approximately $70,000 and $252,000, respectively, available to offset future Federal taxable income which expire in 2003. In addition, the Company has alternative minimum tax credits of approximately $916,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.

NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $115,619, $117,853 and $124,866, for fiscal 2001, 2000 and 1999, respectively. Minimum rental commitments as of December 29, 2001 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2002--$109,038; 2003--$38,897; 2004--$4,176; 2005--$3,600; 2006--$3,600; 2007 and thereafter-- $21,600.

Under the terms of an agreement executed May 3, 1995 with the State of Connecticut, Apex obtained a tax free grant in the amount of $200,000, which is secured by a first lien on various equipment and a second lien on the remainder of the Apex assets. The direct financial assistance package requires Apex to maintain its operations in Connecticut through May 3, 2005 and maintain certain employment levels. In the event of a default of the conditions, Apex is required to immediately repay the $200,000 grant plus interest at the rate of 7.5% per annum from the date of the first grant payment.

On August 17, 1999, the Company's then President and Chief Executive Officer resigned. The Company agreed to pay the former President and CEO severance of $710,000. This amount is payable over three years, $225,000 each year for the first two years and $260,000 in the third year. The Company also provided the former President and CEO with health insurance coverage until he obtained other coverage or until July 1, 2000 whichever was earlier and an automobile until the end of the lease term in March 2000. These severance costs resulted in a charge to selling, general and administrative expenses of $750,000 in 1999.

NOTE H -- MAJOR CUSTOMERS

For fiscal 2001 and 2000, sales to United Technologies Corporation amounted to 50% and 45%, respectively, of the Company's sales. For fiscal 1999, sales to United Technologies Corporation and a consumer products company amounted to 52% and 10% of the Company's sales, respectively. United Technologies Corporation operates in the aerospace industry.

At December 29, 2001, the Company had $3,017,000, or 56%, of trade receivables due from United Technologies Corporation.

NOTE I -- SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company's President in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and serves different markets.

The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company. The major products and services of Engineered Precision Components are jet engine components. The major products and services of Precision Engineered Technologies are design, manufacture and repair of spindles and design of tooling for the aerospace industry. The major products and services of Precision Large Machining are machining of large jet engine components. The major products and services of Apex Machine Tool Company are design and manufacture of tools, fixtures and gages. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss after income taxes. The Company allocates certain administrative expenses to segments. The amounts in this table are the amounts in reports used by the Company's President for fiscal 2001, 2000 and 1999 (in thousands):

	2001					
	Engineered Precision Components	Precision Engineered Technologies	Precision Large Machining	Apex Machine Tool Co.	Extraordinary Gain	Total
Revenues from external customers	$17,843	$7,109	$4,232	$15,727	--	$44,911
Interest expense	241	105	148	646	--	1,140
Depreciation and amortization	345	369	621	970	--	2,305
Income tax expense	27	11	14	24	--	76
Segment profit	653	420	636	882	2,822	5,413

	2000				
	Engineered Precision Components	Precision Engineered Technologies	Precision Large Machining	Apex Machine Tool Co.	Total
Revenues from external customers	$16,620	$6,384	$4,662	$19,586	$47,252
Interest expense	493	262	303	2,166	3,224
Depreciation and amortization	477	380	536	945	2,338
Income tax expense	16	7	10	--	33
Cumulative effect of SAB 101	--	--	--	(224)	(224)
Segment (loss) profit	(1,252)	340	502	(242)	(652)

	1999				
	Engineered Precision Components	Precision Engineered Technologies	Precision Large Machining	Apex Machine Tool Co.	Total
Revenues from external customers	$15,544	$11,666	$6,865	$18,320	$52,395
Intersegment revenues	--	10	--	453	463
Total revenues	15,544	11,676	6,865	18,773	52,858
Interest expense	356	384	305	2,234	3,279
Depreciation and amortization	427	503	513	1,514	2,957
Income tax (benefit) expense	(801)	22	(24)	(61)	(864)
Segment loss	(2,414)	(795)	(124)	(725)	(4,058)

The Company does not maintain separate balance sheet information by segment and the Company would be unable to create such information from existing financial records without incurring considerable expense, effort and delay.

NOTE J -- QUARTERLY DATA (Unaudited)

Following is selected quarterly data for fiscal 2001 and 2000. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2001 (1)	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$12,327,679	$11,280,838	$10,753,279	$10,549,187
Gross profit	2,363,735	2,077,070	1,720,149	2,331,549
Income from operations	1,186,223	515,589	697,878	1,309,123
Income before extraordinary gain	649,418	184,570	418,602	1,338,031
Extraordinary gain, net of tax	2,822,234	-	-	-
Net income	3,471,652	184,570	418,602	1,338,031
Basic per common share data:				
Income before extraordinary gain	$0.15	$0.04	$0.10	$0.30
Extraordinary gain	0.66	-	-	-
Net income	$0.81	$0.04	$0.10	$0.30
Diluted per common share data:				
Income before extraordinary gain	$0.14	$0.04	$0.09	$0.28
Extraordinary gain	0.63	-	-	-
Net income	$0.77	$0.04	$0.09	$0.28

2000 (2)	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$12,157,888	$12,125,672	$11,024,808	$11,944,023
Gross profit	1,839,751	1,911,851	1,614,682	2,248,020
Income from operations	585,582	633,595	381,486	1,272,119
(Loss) income before cumulative effect of adoption of SAB 101	(102,028)	(219,805)	(591,733)	485,725
Cumulative effect of adoption of SAB 101	(223,843)	-	-	-
Net (loss) income	(325,871)	(219,805)	(591,733)	485,725
Basic (loss) income per common share	($0.07)	($0.05)	($0.14)	$0.11
Diluted per common share data:				
(Loss) income before cumulative effect of adoption of SAB 101	($0.02)	($0.05)	($0.14)	$0.11
Cumulative effect of adoption of SAB 101	(0.05)	-	-	-
Net (loss) income	($0.07)	($0.05)	($0.14)	$0.11

(1) During the second quarter of 2001, the Company incurred costs associated with the terminated sale of the Engineered Precision Components division of $451,000. The third quarter included $78,000 related to the recovery of an investment written off in a prior year. During the fourth quarter the income tax provision was adjusted to reduce the valuation allowance of deferred tax assets resulting in an income tax benefit of $235,000.

(2) The third quarter of 2000 includes a write-down of $338,000 related to an investment offset by $277,000 related to a reduction in a reserve made in the fourth quarter of 1999 against a note receivable. The fourth quarter includes an inventory reserve of $58,989. Selling, general and administrative (SG&A) costs were cut in the second quarter by staff reductions of 5 people reducing costs by $60,000 per quarter.

NOTE K -- SUBSEQUENT EVENT

As discussed in Notes A and C, by letters dated January 6 and February 22, 2002, certain shareholders proposed changes to the composition of the Company's board of directors. The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. Since the letters were written and other communications were made in January and February 2002, no amounts have been accrued in the accompanying consolidated balance sheets as of December 29, 2001 related to the potential liability. Any amounts due under the agreements will be expensed in 2002. Additionally, any payments under these agreements are expected to result in a violation of the covenants under the Company's new credit facility (Note C).

ANDERSEN

Report of Independent Public Accountants

To The Shareholders and Board of Directors of
Edac Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and K to the consolidated financial statements, certain shareholders have made representations to the Company which appear to have triggered an obligation to make change in control payments to certain executives if they were to leave employment under certain circumstances. The amount of the ultimate payments is not known at this time but is expected to be at a level that would result in a covenant violation on the Company's revolving credit facility and certain other long-term debt. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Arthur Andersen LLP

Hartford, Connecticut
February 8, 2002 (except with respect to the matter discussed in Notes A and K, as to which the date is April 11, 2002)

OFFICERS

Richard A. Dandurand	Chairman, President and Chief Executive Officer
Ronald G. Popolizio	Executive Vice President, CFO and Secretary

BOARD OF DIRECTORS

Richard A. Dandurand	Chairman, President and Chief Executive Officer
Robert J. Gilchrist	Managing Director, Horton International, Inc.
John M. Kucharik	Chief Executive Officer of IPC, Inc.
Stephen J. Raffay	Retired Vice-Chairman Emhart Corporation
Daniel C. Tracy	Business Consultant

CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT 06032

GENERAL COUNSEL

Reinhart Boerner Van Deuren s.c.
1000 North Water Street
Milwaukee, WI 53202

CORPORATE AUDITORS FOR 2002

Deloitte & Touche LLP
City Place I
185 Asylum Street
Hartford, CT 06103

TRANSFER AGENT

U. S. Bank, N.A.
1555 North River Center Drive
Milwaukee, WI 53212

ANNUAL MEETING

The 2002 annual meeting of shareholders will be held on the date and at the time and place indicated in the proxy statement accompanying this report.

10-K INFORMATION

A copy of the 2001 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to: Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.